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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1 )*

                       Home Security International, Inc.
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                                (Name of Issuer)

                    Common Stock, Par Value $.001 per share
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                        (Title of Class of Securities)

                                  437333 10 7
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                                (CUSIP Number)

       Bradley D. Cooper, 28 Coronation Ave., Mosman, NSW 2088 Australia
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        Phone: 917 841 8635
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 July 15, 1997
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box /   /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 4 pages
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                                 SCHEDULE 13D

-----------------------                                  -----------------------
  CUSIP NO. 437333 107                                      PAGE 2 OF 4 PAGES
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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Bradley D. Cooper
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                     (a) [_]
                                                                       (b) [_]
      Not Applicable
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS*
 4
          PF,OO
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
 5     2(d) OR (e)                                                         [_]

     Not Applicable
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     CITIZENSHIP OR PLACE OF ORGANIZATION
 6
     Australia
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     NUMBER OF            SOLE VOTING POWER
                     7
      SHARES              250,000

   BENEFICIALLY    -------------------------------------------------------------
                          SHARED VOTING POWER
     OWNED BY        8
                          Not Applicable
       EACH        -------------------------------------------------------------
                          SOLE DISPOSITIVE POWER
     REPORTING       9
                          250,000
      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          Not Applicable
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      250,000

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*[_]
12
      Not Applicable

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
13
      5%

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      TYPE OF REPORTING PERSON*
14
      IN

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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Item 1.   Security and Issuer.
          --------------------

          The title and class of equity securities to which this amendment to statement on Schedule 13D relates is the Common Stock, par value $.001 per share (the "Shares"), of Home Security International, Inc. (the "Company"). The address of the principal executive offices of the Company is Level 7, 77 Pacific Highway, North Sydney, NSW 2060 Australia.

Item 2.   Identity and Background.
          ------------------------

          (a) Name: Bradley D. Cooper in his individual capacity.

          (b) Residence or Business Address: Mr. Cooper's residence address is 28 Coronation Avenue, Mosman NSW 2088, Australia.

          (c) Mr. Cooper is the Chairman of the Board of Directors and Chief Executive Officer of Home Security International, Inc., which is principally in the home security business. The principal address of Home Security International, Inc. Level 7, 77 Pacific Highway, North Sydney, NSW 2060 Australia.

          (d) During the past five years, Mr. Cooper has not been convicted in a criminal proceeding.

          (e) During the last five years Mr. Cooper has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of any such proceeding was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Citizenship: Australian

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Prior to commencement of the initial public offering, Mr. Cooper purchased 250,000 shares of common stock of Home Security International, Inc. at $10.00 per share and secured by the shares purchased. Mr. Cooper paid 5% by cash with the remaining 95% to be paid through a five-year promissory note payable to Home Security International, Inc. (Such promissory note is attached hereto as Exhibit A)

Item 4.   Purpose of the Transaction.
          ---------------------------

          Acquisition of additional securities.

Item 5.   Interest in the Securities of the Issuer.
          -----------------------------------------

          (a) Following the transactions described in Item 3, Mr. Cooper holds 250,000 Shares or approximately 5% of the outstanding Shares of the Company.

          (b) Mr. Cooper has sole disposition and voting power with respect to the 250,000 Shares described above.

          (c) Not applicable.

          (d) and (e): Not applicable.

Item 6.   Contracts, Arrangements, Understandings or relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          -----------------------------

          Not applicable.

                                  Page 3 of 4
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Item 7.   Material to be Filed as Exhibits.
          ---------------------------------

          Attached hereto as Exhibit A is a Promissory Note from Bradley D. Cooper payable to Home Security International, Inc.


                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED: July 15, 1997


                                        /s/ Bradley D. Cooper
                                        __________________________________
                                        Bradley D. Cooper

                                  Page 4 of 4